INVEST IN **THE BIG GAME**

Join our hilarious feature film about sports fandom


THE BIG GAME
a film by stephen musumeci

bigbluepictures.com Tampa FL

LEAD INVESTOR



Maxim Stollenwerk

My knowledge of the project through Stephen, my previous successful investment in Jim Cumming's 'The Beta Test' and my belief this story can appeal to a large audience of football fans and film fans alike is what drew me to this opportunity. The insane popularity of college football and Gator Football specifically (with record attendances) gives me confidence that this film already has a built-in audience that is used to going out in groups to support their own and will see this movie as a celebration of themselves and their obsession as if it was an extra home game. I'm a football fan myself (#raidernation) and can fully imagine how much fun it would be to see this dissection of your fandom together with other fans who on an emotional level completely understand the lengths to which you are willing to go to back your team. Having seen Stephen's previous work I fully trust his talent in telling a story that can leave whole rooms (and theatres) dying of laughter and I can't wait to be in one of those theatres myself knowing I was a small part in making those laughs happen.

Invested $25,000 this round

Highlights

1. Stephen Musumeci is a fellow of THE SHORT TO FEATURE LAB
2. Jim Cummings' independent films have grossed millions
3. Raymond Knudsen is a Sundance alum for the short film WEAPONS AND THEIR NAMES
4. Project is set to receive a grant from Film Tampa
5. Our award-winning team has had films screen at Sundance, Tribeca, Slamdance and Berlin

Our Team



Stephen Musumeci Writer/Director

Stephen Musumeci is a writer/director born and raised in Tampa, Florida. His work has screened at the Sarasota Film Festival, Gasparilla International Film Festival and NFFTY. Recently, he was a fellow of Jim Cummings' SHORT TO FEATURE LAB.



Jim Cummings Executive Producer

Jim Cummings won the 2016 SUNDANCE and 2018 SXSW Grand Jury Prizes for film, THUNDER ROAD. THE WOLF OF SNOW HOLLOW is certified fresh on Rotten Tomatoes, and his latest film, THE BETA TEST, premiered at the Berlinale and Tribeca Film Festival.



Raymond Knudsen Producer

Raymond Knudsen is a Filipino-American producer based in NYC. Knudsen founded BIG BLUE PICTURES in 2020. Knudsen has produced multiple short films including WEAPONS AND THEIR NAMES (Sundance 2023), PREP (Mammoth Lakes) and MONKEY BARS (NoBudge, NFFTY).

THE BIG GAME - THE MOVIE



LOGLINE

An obsessed Florida Gators fan is tested when his wife tragically passes away on the day of their big watch party.

DIRECTOR'S STATEMENT

My name is Stephen Musumeci, a filmmaker from Tampa, FL.

As a former diehard Florida Gators fan, I've experienced the extreme lengths that fans will go to never miss a game. I vividly remember driving from Tampa to Gainesville for the annual UF vs FSU game when my dad began experiencing heart palpitations and intense chest pain. After driving a few more miles down the road, he decided it was best to head home and check into a hospital. The stress from the upcoming game was too much for him to handle. We eventually found ourselves huddled around the small TV in his hospital room, cheering as the Gators beat the Seminoles in an important victory.

To me, sports fandom has been the perfect setting for a hilarious and tragic story. It's a common bridge that connects many people in uncomfortable situations and is the ultimate always-on distraction when facing emotions that are difficult. It also fosters a relentless loyalty expressed through sporadic emotion and endless merchandise.

Showing this world as objectively as possible will help audiences find comedy in situations that might otherwise be tragic, and create a very specific, unsettling tone I am searching for. The style will mostly revolve around tableau wide shots with closer coverage only being utilized when a wider shot would be limiting the emotion of a scene. The performance style will also reflect something closer to the uncanny valley versus true reality. I am a firm believer that less is more. I have made two short films in the past that I feel used this style effectively and I feel prepared to refine the approach on a feature film. Think: Roy Andersson set in Florida's suburbs.

Watch one of Stephen's previous short films for a taste of this approach:

THE ORTHODONTIST'S SON





Style & Tone



THE BIG GAME is a dark comedy set in Florida where a lively Gators watch party takes an unexpected turn. Photographed through beautiful wide tableau shots, this hilarious and uncomfortable tale captures the absurdity of extreme sports fandom and the quirkiness of Florida. Join Don as he hosts the party with a secret hidden in the other room, blending the macabre with deadpan humor in a captivating and unique cinematic experience.



LOOK & FEEL

OUR AUDIENCE

This film will activate audiences of WHITE LOTUS, THE LOBSTER and SILVER LININGS PLAYBOOK. Our unique tone, hilarious characters and captivating cinematography will usher our audiences deeper into the world of suburban watch parties and impressive man caves.



COMPARABLES

The social commentary and anxiety of...   The dark, deadpan humor of...   The emotional sports fanaticism of...

THE WHITE LOTUS — HBO max

THE LOBSTER

SILVER LININGS

1

College sports fans are the largest and most affluent fan base.

Known fans have significantly higher incomes compared to the US population. Brands can reach a population that is 1.6x more likely to have incomes greater than $100K compared to the US population – providing an opportunity to reach fans with more disposable income. By engaging in college sports marketing, marketers can reach a sizable high-income fan audience.

2

The college sports fan is well-represented across genders and ages.

42% of fans are women. The high-value age groups between 35-to-54-year-old are well represented. Female fans are more likely to be engaged on social media, providing a great avenue to reach fans who wield $530 billion in economic spending power annually. More than 31% of female Known Fans have incomes greater than $150K.

3

The college sports fan is #1 Most Avid Fan base across every part of the US.

From large metro areas to rural counties, their fandom lives wherever they live. In 2020-2021, over 538 million households (unduplicated) viewed NCAA college football and men's basketball, along with a combined 69 million fans who attended games in 2019. Fans spend over $3.5 billion a year on collegiate licensed merchandise. The passion of college fans can translate directly to affinity for brand sponsors and licensees.

OUR BUSINESS PLAN



THE PLAN



- **Produce** an original and compelling feature film for $250k-$350k. With the experience and skills of our award winning team, the film will stand amongst films made for 5x our budget.

- **Premiere** at one of the top film festivals around the world (Sundance, SXSW, Berlin, Tribecca) by utilzing our teams strong personal connections to these feativals.

- **Distribute** the film through one of the top distribution companies (Netflix, Hulu, A24, NEON) or through Jim Cumming's upcoming distribution company, Cool and Happy. Distribution will include a theatrical and digital release.

Our financing will go entirely towards the production of this feature film; our location rentals, our crew, and our cast.

PROJECT TIMELINE

January '23 - June '23
Pre-Production
Attach cast, secure locations, and hire crew

July '23
Production
Principle Photography for 3.5 weeks

Q4 2023
Post-Production
Edit, score, color, sound 3+ months

Q1 - Q2 2024
Festival Circuit
Premiere at festivals, gain exposure, news outlets

Q3 2024
Sales and Distribution
Secure distributor, disperse first profits to WeFunder investors 125% of investment + 30% Net

*This is a projected timeline and not a guarantee.

Forward-looking projections are not guaranteed.

Stephen will edit the film at Jim's upcoming post house in Los Angeles. We receive zero payment as creators from this WeFunder as our contracts are organized to give our investors privileged returns so that they see their complete ROI before *we* see a dollar.

In the event of coming in under budget, those remaining funds will roll entirely into the digital marketing of the film, to get as many eyeballs on the movie as possible.

Why we will be successful...

- By making this film with a micro-budget, we are uniquely positioned to find financial success.

- Our chances of being programmed by major film festivals are greatly increased through personal connections with programmers. Additionally, multiple members of our team are alumni of these festivals.

- On the distribution side we have two great options. We will sell to a major distributor or self distribute using Jim Cummings', successful model. See the **Sundance Institute Case Study** on the self-distribution of his film, THUNDER ROAD.

THUNDER ROAD: Budget / Net Revenue
(Net as of 2020)

$60,000-$108,000
$269,000
$35,000
$36,000
$36,000
$64,000
$100,000
$510,000

See here for the case study by the Sundance Institute.



Why we will be successful...

MARKET VALUE BASED ON SIMILAR BUDGET AND GENRE

FILM	Year	Budget ($M)	Box Office ($M)	
One Cut of the Dead	2017	0.03	31.2	1040X
Napoleon Dynamite	2004	0.4	46.1	115X
Swingers	1996	0.2	4.6	23X
The Overnight	2015	0.2	1.1	5.5X
Thunder Road	2018	0.2	0.7	3.5X
The To Do List	2013	1.5	3.9	2.6X

Audiences are constantly looking for surpising and daring comedy films.
Since they can be made for a very low budget, they are much more likely to make a profit.

Investor Information
- We are currently selling shares of the film to investors through the crowd-equity platform WeFunder.
- Investors will make 125% ROI following the distribution of the film PLUS 30% of Net Profits will be collected in perpetuity.
- Investors are paid out before we see a dollar.
*detailed breakdown of budget available upon request.

Forward-looking projections are not guaranteed.

You the investor, will make back 125% of your initial investment PLUS 30% of Net Profits. Investing in this WeFunder means investing in our company, The Big Game Movie LLC.

THUNDER ROAD: A CASE STUDY



SXSW 2018 FILM FESTIVAL
THUNDER ROAD
THUNDER ROAD
Critics Consensus
Thunder Road deftly balances emotionally affecting drama against bruising comedy - and serves as an outstanding calling card for writer-director-star Jim Cummings.
97%
TOMATOMETER
Total Count: 69
96%
AUDIENCE SCORE
User Ratings: 1,081
MORE INFO

We made the feature film THUNDER ROAD for $190,000 in Austin in 14 days. The film has made over $400,000 in the first year alone through self-distribution, doubling its budget in ticket sales for the first two weeks in French cinemas. We produced, edited, marketed, and distributed the film around the world by ourselves. It won the Grand Jury Prize at South by Southwest in 2018, screened at the prestigious Cannes Film Festival, and has won awards at film festivals everywhere.



Thunder Road • Aphex Twin
Warp · Licensing
THUNDER ROAD
OFFICIAL TRAILER
01:59
vimeo

Additional work by our team:



The Wolf of Snow Hollow (Official Trailer 2020)
Jim Cummings
The Wolf of



PERKS

As a small way to show our gratitude, we've put together some sweet Perks just for our WeFunder investors.

EXECUTIVE PRODUCER	$30,000+ INVESTMENT

You are now at the highest level of our team as an Executive Producer, complete with an IMDb credit. Your tremendous support means the world to us and we are excited to have you on board. You'll be involved throughout every stage of production including our world premiere and festival red carpets!

- Executive Producer credit on IMDb and on-screen
- 2 tickets to the film's premiere screening (travel/lodging not covered)
- Limited edition signed poster
- 1/1 prop from production
- Company logo in end credits
- Week long visit to set (travel/lodging not covered)
- Annotated shooting script
- Limited edition NFT from The Big Game
- Thank you card from the crew
- Your chance to be a background extra in a pivotal scene (travel/lodging not covered)
- Shout out on social media
- Private link to the completed film

CO PRODUCER	$20,000+ INVESTMENT

Thank you for your incredible support. It means the world to us. You are now a pivotal member of our team as a Co-Producer. You will receive an IMDb credit and we can't wait to see you at our private Tampa screening and reception!

- Co-Producer credit on IMDb and on-screen
- Invitation to cast/crew screening at the Historic Tampa Theatre (travel/lodging not covered)
- 3-day visit to set (travel/lodging not covered)
- Limited edition signed poster
- 1/1 prop from production
- Annotated shooting script
- Limited edition NFT from The Big Game
- Thank you card from the crew
- Your chance to be a background extra in a pivotal scene (travel/lodging not covered)

- Shout out on social media
- Private link to the completed film

ASSOCIATE PRODUCER — $10,000+ INVESTMENT

You have earned yourself a spot on the team. We are eternally grateful for your support. Join us on set and take part in the action. You will receive an Associate Producer credit in the film and on IMDB. Thank you for your support and welcome to The Big Game!

- Associate Producer credit on IMDb and on-screen
- 1-day visit to set (travel/lodging not covered)
- Limited edition signed poster
- 1/1 prop from production
- Annotated shooting script
- Limited edition NFT from The Big Game
- Thank you card from the crew
- Your chance to be a background extra in a pivotal scene (travel/lodging not covered)
- Shout out on social media
- Private link to the completed film

VIP BOOSTER — $5,000+ INVESTMENT

Enjoy the comfort of your box seats as a VIP Booster, you earned it. While you're up there, dig into your exclusive merchandise package that includes a limited edition signed poster from The Big Game AND a 1/1 prop from the production of the film. Thank you for your support and welcome to The Big Game!

- Limited edition signed poster
- 1/1 prop from production
- Annotated script
- Limited edition NFT from The Big Game
- A very special thanks credit listed on IMDb and on-screen
- Thank you card from the crew
- Your chance to be a background extra in a pivotal scene (travel/lodging not covered)
- Shout out on social media
- Private link to the completed film

BOOSTER — $2,500+ INVESTMENT

Boosters deserve special treatment. Get a look behind the scenes with your very own annotated script AND proudly display your Limited Edition NFT from The Big Game. Thank you for your support and welcome to The Big Game!

- Annotated Script
- Limited Edition NFT
- A Very Special Thanks listed on IMDb and on-screen

- Thank you card from the crew
- Your chance to be a background extra in a pivotal scene (travel/lodging not covered)
- Shout out on social media
- Private link to the completed film

SUPER FAN — $1,000+ INVESTMENT

Superfans are the life blood of a team. Their passion and excitement get the crowd going! Thank you for your support and welcome to The Big Game!

- A Very Special Thanks listed on IMDb and on-screen
- Thank you card from the crew
- Your chance to be a background extra in a pivotal scene (travel/lodging not covered)
- Shout out on social media
- Private link to the completed film

FAN — $500+ INVESTMENT

A team is nothing without their fans. Thank you for your support and welcome to The Big Game!

- Special Thanks credit listed on IMDb and on-screen
- Shout out on social media
- Private link to the completed film

CONTACT

If you'd like to setup a call, please email us at: **info@bigbluepictures.com**

Disclaimer: This film is a work of fiction. Neither The University of Florida, nor any of their subsidiaries, affiliates, related companies, officers, employees, contractors, and/or agents, have any involvement in the production of this film. No sponsorship or endorsement by The University of Florida, its teams, sponsors, or players is intended or should be implied.